

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

Via E-mail
Leo Ou Chen
Chief Executive Officer
Jumei International Holdings Limited

20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007
The People's Republic of China

> **Re:** **Jumei International Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted January 30, 2014**
> **CIK No. 0001597680**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form F-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please tell us whether you will be deemed a "controlled company" as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Prospectus Summary, page 1

5. Please disclose here and on page 70 that the unit of measure for gross merchandise volume, or GMV, is value measured in U.S. dollars.

6. Please revise your disclosure under this heading as follows:

- Make clear why you have a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media, rather than direct ownership;

- Here or elsewhere, make clear the nature of the business of each of your wholly owned PRC subsidiaries and their respective category in the Catalogue for the Guidance of Foreign Investment Industries.

7. Please provide us with a copy of the Foster & Sullivan report that support the qualitative and comparative statements contained in your prospectus. Please index the report to the statements in the in the prospectus that you make in reliance on the report.

Our Strengths, page 3

8. Please clarify for us how your "leading market position is largely attributable to," in part, your status as "China's No. 1 online beauty products retailer." We are unclear as to how these statements are different and how there is a causal connection between them. As necessary, please revise your filing.

9. Please revise your disclosure to provide support for your statement that you have "visionary management with exceptional marketing capabilities."

Our Challenges, page 3

10. Please revise this disclosure to address your limited operating history or tell us why you believe this does not represent a challenge.

Risk Factors, page 13

We may incur liability for unauthorized products sold on our internet platform . . . , page 15

11. Please revise this risk factor to provide context for the potential magnitude of the risk by, for example, providing aggregated information about the amounts of prior claims.

Any lack of requisite approvals, licenses or permits . . . , page 26

12. Please revise your disclosure to clarify whether you believe you are required to have any licenses or permits to engage in your business activities.

Our use of some leased properties could be challenged by third parties . . . , page 27

13. Please revise this risk factor to provide context for what you mean when you refer to "some leased properties."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

14. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the consolidated VIE. This information should be in sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIE. Please accompany this disclosure with discussion of the risks and uncertainties that may result in deconsolidation of the VIE.

Key Components of Results of Operations, page 71

Net revenues, page 71

15. Please tell us your consideration of disclosing the total number of orders related to merchandise sales and marketplace sales.

Results of Operations, page 76

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 76

16. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, please quantify the effect of the significant increase in the number of orders filled, higher staff compensation and benefits due to headcount increase, and the increase in rental expenses in connection with your expanded logistics center facilities in your discussion of fulfillment expenses. See Part I Item 5.A. of Form 20-F.

Liquidity and Capital Resources, page 79

17. Please disclose how cash is transferred to your PRC subsidiaries and VIE, and conversely, how earnings and cash are transferred from your PRC subsidiaries and VIE to your entities outside the PRC. Please also disclose restrictions that impact the ability to transfer cash within your corporate structure. Finally, please disclose the amount of cash and cash equivalents denominated in RMB and USD.

18. Please disclose: the amount of cash and cash equivalents held by foreign subsidiaries and the VIE; a statement that the company would need to accrue and pay withholding taxes if distributed to you; and a statement that the company does not intend to repatriate the funds.

Critical Accounting Policies and Estimates, page 81

19. Considering your disclosures regarding the risks and uncertainties of doing business through VIE contractual arrangements in the PRC, along with the various factors considered when consolidating Reemake Media, please tell us your consideration of including a discussion of your consolidation policy in your critical accounting policy disclosures. Refer to Section V of SEC Release No. 33-8350.

Business, page 92

20. Please disclose the extent to which your business is seasonal. In this regard, we note your risk factor at the bottom of page 20 that states that your demand may be impacted by seasonality. See item 4.B.3 of Form 20-F.

Our Physical Store, page 101

21. Please revise your disclosure to clarify whether you have any intentions or plans to open additional stores.

Management, page 118

22. Please discuss any arrangement or understanding with your major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or executive officer. See Item 6.A.5 of Form 20-F.

Transactions with a Related Party, page 127

23. Please identify the related party involved in the transaction described.

PRC Taxation, page 152

24. Please revise your disclosure as follows:

- Discuss the tax consequences, if any, of a determination that you are not a resident enterprise; and

- Make clear the effect of any applicable tax treaties with either the United States or Hong Kong.

Consolidated Financial Statements, page F-2

Consolidated Statements of Comprehensive Income/(Loss), page F-5

25. Reference is made to unaudited pro forma earnings per share disclosed in Note 17. Please tell us your consideration of presenting unaudited pro forma earnings per share on the face of this statement.

Notes to Consolidated Financial Statements, page F-8

1. Organization and Principal Activities, page F-8

26. Reference is made to the last sentence on page F-8 in which you state that the transactions disclosed were accounted for as a reorganization. Please expand your disclosure to briefly explain how the reorganization was accounted for and your presentation in your financial statements.

27. Please describe further the contractual arrangements with Reemake Media that provide you with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (2) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. For example, we note your disclosure that Reemake Media agrees to pay you an annual service fee that is agreed to by you and Reemake Media. Please clarify how the amount agreed to or any other

benefits from the VIE could potentially be significant to Reemake Media. Refer to ASC 810-10-25-38.

2. Principal Accounting Policies, page F-13

(n) Revenue recognition, page F-17

28. Please expand your disclosure to address how you account for customer orders and cash collected from customers before delivery indicating which line items on your financial statements reflect the related amounts.

(o) Discount coupons and prepaid cards, page F-17

29. Please disclose how the sale of prepaid cards are accounted for including whether or not the cards have an expiration date and where you have classified within your financial statements those prepaid cards sold and not used.

(s) Fulfillment expenses, page F-18

30. If shipping costs are significant, please disclose the amount of such costs. Refer to ASC 605-45-50-2.

(aa) Earnings/(loss) per share, page F-20

31. Reference is made to your disclosure that you use the two-class method when computing basic earnings per ordinary share. Please tell us the participating securities, why they meet the definition of participating securities at ASC 260-10-20 and how they are considered in your computation of basic earnings per ordinary share.

(ac) Segment reporting, page F-21

32. Reference is made to the first paragraph on page F-8 in which you disclose that you sell beauty products, apparel and other lifestyle products. Please tell us your consideration of disclosing revenues for each product and service or each group of similar products and services. If providing this information is impracticable, that fact should be disclosed. Refer to ASC 280-10-50-40.

10. Taxation, page F-26

Withholding tax on undistributed dividends, page F-28

33. Please disclose the unrecognized deferred tax liability for permanently reinvested earnings of your FIEs or a statement that determination of this liability is not practicable. Refer to ASC 740-30-50-2c.

11. Redeemable Preferred Shares, page F-29

34. Please disclose the effective conversion price of the Redeemable Preferred Shares as of the latest date practicable. Refer to ASC 505-10-50-3.

35. Reference is made to your disclosure on page F-30 that the Series A-1, A-2 and B Redeemable Preferred Shares are redeemable on the 5th anniversary of the "Closing Date." Please tell us the definition of "Closing Date." Please also explain in detail why these Redeemable Preferred Shares are not classified as liabilities referencing specific authoritative literature relied upon. In doing so, please address your consideration of the redemption feature referenced above. In addition, explain why the conversion and redemption features are not required to be bifurcated and accounted for as derivatives referencing specific authoritative literature relied upon. To the extent you are relying on ASC 815-15-25-1a holding that the economic characteristics of the embedded features are clearly and closely related to the economic characteristics of the host, please explain in detail why you believe the host is more akin to equity rather than debt.

13. Share based compensation, page F-32

36. Please tell us the currency in which stock option exercise prices are denominated and your consideration of such currency when determining whether the stock options should be classified as liability awards. Refer to ASC 718-10-25-14A.

37. Reference is made to your statement in the second paragraph on page F-33 that no income tax benefit was recognized in the statements of operations for share-based compensation arrangements as no tax deduction was claimed. Please tell us whether deferred tax assets and deferred tax benefits were recognized and if not, why. Refer to ASC 718-740-25-2.

14. Earnings/(loss) per share, page F-35

38. Please explain how you computed weighted average number of ordinary shares used in the computations of basic earnings per share. In this regard, reference is made to the Consolidated Statements of Shareholders' Equity/(Deficit) which discloses that 79,124,394 ordinary shares were issued and outstanding from January 1, 2011 through September 30, 2013. The weighted average number of ordinary shares used in the computations of basic earnings per share are significantly less than 79,124,394 ordinary shares. Please reconcile the ordinary shares used in the computations to the disclosed 79,124,394 ordinary shares in your explanation.

18. Subsequent events, page F-38

39. Please disclose the fair value of the shares underlying the options issued to an officer on December 31, 2013.

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna DiSilvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

       Sincerely,

       /s/ Dietrich A. King for

       Mara L. Ransom
       Assistant Director